UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Universal Logistics Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

91388P105

(CUSIP Number)

Matthew T. Moroun

12225 Stephens Road

Warren, MI 48089

(586) 939-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Matthew T. Moroun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 16,339,851*
	8	SHARED VOTING POWER: 1,200,000**
	9	SOLE DISPOSITIVE POWER: 16,339,851*
	10	SHARED DISPOSITIVE POWER: 1,200,000**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,539,851**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 65.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*

Includes 12,831,215 shares held by Matthew T. Moroun individually, 3,427,557 shares held by the Manuel J. Moroun Trust Under Agreement, Dated March 24, 1977, and 81,079 shares held by the Nora M. Moroun 2019 Annuity Trust, dated April 25, 2019. Matthew T. Moroun serves as trustee of each of these trusts.

**

Consists of 1,200,000 shares owned by Matthew T. Moroun’s spouse, Lindsay S. Moroun. Matthew T. Moroun disclaims beneficial ownership of the shares held by Lindsay S. Moroun, and this report shall not be deemed an admission that Mr. Moroun is the beneficial owner of such shares.

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Matthew T. Moroun, as Trustee of the Manuel J. Moroun Trust Under Agreement, Dated March 24, 1977
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,427,557
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,427,557
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,427,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Nora M. Moroun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,918,921
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,918,921
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,918,921
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2012, as amended by the Schedule 13D/A statements filed with the Commission on July 22, 2013, October 1, 2013, May 21, 2014, and February 14, 2020, respectively (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 5 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The class of equity securities to which this statement on Schedule 13D/A relates is the common stock, no par value (“Common Stock”), of Universal Logistics Holdings, Inc. (the “Company”), a Michigan corporation with its principal offices located at 12755 E. Nine Mile Road, Warren, Michigan 48089.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Amendment No. 5 is being filed by Matthew T. Moroun in his individual capacity and in his capacity as trustee of the Manuel J. Moroun Revocable Trust Under Agreement, Dated March 24, 1977 (the “MJM Trust”), and Nora M. Moroun in her individual capacity (collectively, the “Reporting Persons”). The Schedule 13D previously included Manuel J. Moroun, in his capacity as trustee of the MJM Trust, and Matthew T. Moroun in his capacity as trustee of the Nora M. Moroun 2019 Annuity Trust, dated April 25, 2019 (“NMM Annuity Trust”), as Reporting Persons. Since the filing of Amendment No. 4 to this Schedule 13D, Manuel J. Moroun died on July 12, 2020. Following his death, Matthew T. Moroun became trustee of the MJM Trust. Additionally, on August 6, 2020, the NMM Annuity Trust transferred 1,918,921 shares of Common Stock to Nora M. Moroun, resulting in the NMM Annuity Trust beneficially owning less than 5% of the Company’s outstanding Common Stock. Therefore, in this Amendment No. 5, Matthew T. Moroun has replaced Manuel J. Moroun as trustee of the MJM Trust, and Nora M. Moroun has replaced the NMM Annuity Trust as a Reporting Person on the Schedule 13D.

(a)	This statement is being filed by each of the Reporting Persons.

(b)	The business address for each of the Reporting Persons is 12225 Stephens Road, Warren, Michigan 48089.

(c)	Matthew T. Moroun is the Chairman of the Board of Directors of the Company. Matthew T. Moroun is also the sole shareholder, President and a director of DIBC Holdings, Inc., a holding company for Detroit International Bridge Company and its subsidiaries. Matthew T. Moroun is the sole shareholder of CenTra, Inc., and he has served as a director of CenTra since 1993. CenTra, Inc. is a privately-owned transportation holding company. The business address of DIBC Holdings, Inc. and CenTra, Inc. is 12225 Stephens Road, Warren, Michigan 48089. Matthew T. Moroun is also the Chairman of the board of directors of P.A.M. Transportation Services, Inc. (NASDAQ: PTSI). P.A.M. Transportation Services, Inc. is a leading truckload dry van carrier transporting general commodities throughout the continental United States, in certain Canadian provinces and in Mexico under agreements with Mexican carriers. Its business address is 297 West Henri De Tonti, Tontitown, Arkansas 72770. Matthew T. Moroun is the principal shareholder and Chairman of Oakland Financial Corporation, an insurance and real estate holding company based in Sterling Heights, Michigan, and its subsidiaries. He is also a principal shareholder in other family owned businesses engaged in providing transportation services.

Nora M. Moroun is the President of Ammex, Inc., a company which owns and operates duty-free retail locations in Detroit, Michigan. The business address of Ammex, Inc. is 12225 Stephens Road, Warren, Michigan 48089.

(d)+(e)	During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and none have been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

Following the death of Manuel J. Moroun on July 12, 2020, Matthew T. Moroun became trustee of the MJM Trust. Thus, the shares of Common Stock acquired by Matthew T. Moroun, in his capacity as trustee of the MJM Trust, were acquired upon Matthew T. Moroun’s appointment as trustee of the MJM Trust. On August 6, 2020, Matthew T. Moroun, as trustee for the NMM Annuity Trust, distributed 1,918,921 shares of Common Stock to Nora M. Moroun under the terms of the documents governing the NMM Annuity Trust. On September 18, 2020, Matthew T. Moroun transferred 1,200,000 shares of Common Stock to his wife, Lindsay S. Moroun. Matthew T. Moroun disclaims beneficial ownership of all such shares held by Lindsay S. Moroun.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information set forth under Item 3 is hereby incorporated by reference.

Since the filing of Amendment No. 3 to this Schedule 13D, the additional shares of Common Stock acquired by Matthew T. Moroun, in his individual capacity, were distributed to him under the terms of the documents governing the MJM Annuity Trust, and received from the MJM Trust; and the shares of Common Stock acquired by Matthew T. Moroun, in his capacity as trustee of the NMM Annuity Trust, were acquired upon funding of the trust by Nora M. Moroun using shares received as gifts from Manuel J. Moroun and the MJM Trust.

Since the filing of Amendment No. 4 to this Schedule 13D, the shares of Common Stock acquired by Nora M. Moroun, in her individual capacity, were received as a distribution from the NMM Annuity Trust under the terms of the documents governing the NMM Annuity Trust. The shares of Common Stock acquired by Matthew T. Moroun, in his capacity as trustee of the MJM Trust, were acquired upon his appointment as trustee of the MJM Trust following the death of Manuel J. Moroun. Additionally, Matthew T. Moroun transferred 1,200,000 shares of Common Stock to his wife, Lindsay S. Moroun. Matthew T. Moroun disclaims beneficial ownership of all such shares held by Lindsay S. Moroun.

The Reporting Persons may, from time to time, acquire additional shares of the Company’s Common Stock or dispose of shares of the Company’s Common Stock for estate planning purposes (including, without limitation, distributing some or all of such shares to such Reporting Person’s beneficiaries or transferees). The Reporting Persons may also make other transfers of the Company’s Common Stock, depending upon each such Reporting Person’s ongoing evaluation of his or her investment in the Company’s Common Stock, applicable legal restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person, subsequent developments affecting the Company, the Company’s business and prospects, tax considerations, general stock market and economic conditions and/or other investment considerations.

In Matthew T. Moroun’s capacity as Chairman of the board of directors of the Company, he may take an active role in working with the Company’s management on operational, financial and strategic initiatives. In addition, each Reporting Person, in his or her capacity as a shareholder of the Company, may engage in communications with one or more of the Company’s other shareholders, officers, directors or representatives regarding the Company. Each of the Reporting Persons, in his or her capacity as a shareholder of the Company, may discuss ideas that, if effected may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that he or she currently does not have any specific plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person are stated in Items 11 and 13 on the cover page for each such Reporting Person. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on 26,918,830 shares of Common Stock outstanding, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 12, 2020.

(b)	See Items 7-10 of the cover page for each Reporting Person.

(c)	Except for the transactions described in this Amendment No. 5, the Reporting Persons have not engaged in any transactions in the Common Stock during the past 60 days.

(d)

Matthew T. Moroun’s spouse, Lindsay S. Moroun, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, 1,200,000 shares held by her which are reported as beneficially owned by Matthew T. Moroun. Matthew T. Moroun disclaims beneficial ownership of these shares.

(e)

Manuel J. Moroun, in his capacity as trustee of the MJM Trust, ceased to be the beneficial owner of more than 5% of the class of securities upon his death on July 12, 2020. Matthew T. Moroun, in his capacity as trustee of the NMM Annuity Trust, ceased to be the beneficial owner of more than 5% of the class of securities on August 6, 2020.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Matthew T. Moroun is the son of Nora M. Moroun. Voting and investment power over the MJM Trust is exercised by Matthew T. Moroun, as trustee; Matthew T. Moroun is also a beneficiary of the MJM Trust. Voting and investment power over the NMM Annuity Trust is exercised by Matthew T. Moroun, as trustee, and Matthew T. Moroun is a beneficiary of the NMM Annuity Trust.

Item 7. Material to be Filed as Exhibits

1

Amended and Restated Registration Rights Agreement, dated as of July 25, 2012, among Registrant, Matthew T. Moroun, the MJM Trust and the M.J. Moroun 2012 Annuity Trust dated April 30, 2012 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company with the Commission on July 26, 2012 (file number 000-51142)).

2

Joint Filing Agreement, dated as of November 30, 2020, among Matthew T. Moroun, individually and as Trustee of the MJM Trust and the NMM Annuity Trust, Nora M. Moroun and Lindsay S. Moroun, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: November 30, 2020	/s/ Matthew T. Moroun
Matthew T. Moroun

/s/ Matthew T. Moroun, as Trustee
Matthew T. Moroun, as Trustee of the MJM Trust

/s/ Matthew T. Moroun, as Trustee
Matthew T. Moroun, as Trustee of the NMM Annuity Trust

/s/ Nora M. Moroun
Nora M. Moroun

/s/ Lindsay S. Moroun
Lindsay S. Moroun

EXHIBIT INDEX

Exhibit No.	Description

1	Amended and Restated Registration Rights Agreement, dated as of July 25, 2012, among Registrant, Matthew T. Moroun, the MJM Trust and the M.J. Moroun 2012 Annuity Trust dated April 30, 2012 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company with the Commission on July 26, 2012 (file number 000-51142)).

2	Joint Filing Agreement, dated as of November 30, 2020, among Matthew T. Moroun, individually and as Trustee of the MJM Trust and the NMM Annuity Trust, Nora M. Moroun and Lindsay S. Moroun, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.